UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                   Real Estate Income Fund Inc.
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
-----------------------------------------------------------------
                             -------
                 (Title of Class of Securities)

                            755881109
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment L L C
             2855 East Cottonwood Parkway, Ste. 110
                    Salt Lake City, UT 84121
-----------------------------------------------------------------
                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        February 06, 2006
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 755881109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         INCORPORATED IN DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   538,000 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                538,000 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 538,000 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.9%

14      TYPE OF REPORTING PERSON*
        OO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    539,000
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 539,000
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 539,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.9%

14     TYPE OF REPORTING PERSON*
        IN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     146,600
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  146,600
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 146,600

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.3%

14      TYPE OF REPORTING PERSON*
         PN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     184,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  184,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 184,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.7%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     207,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  207,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 207,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.9%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     308,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  308,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 308,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       62,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    62,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   62,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     308,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  308,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 308,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    371,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 371,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 371,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.4%

14     TYPE OF REPORTING PERSON*
        IN











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       PARADIGM PARTNERS, N.W., INC.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       WASHINGTON

NUMBER OF           7     SOLE VOTING POWER
SHARES                    62,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 62,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 62,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%

14     TYPE OF REPORTING PERSON*
        CO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    308,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 308,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 308,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14     TYPE OF REPORTING PERSON*
        IN











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       MICHAEL DUNMIRE

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    371,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 371,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 371,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.4%

14     TYPE OF REPORTING PERSON*
        IN










The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the
Schedule 13D as specifically set forth.



     Item 2 is hereby amended and restated to read as follows:

ITEM 2:  IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners L.P., a Delaware limited partnership ("WIHP"), Western Investment Institutional Partners LLC, a Delaware limited liability company ("WIIP"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Paradigm Partners, N.W., Inc., a Washington corporation ("PPNW"), Scott Franzblau, Robert Ferguson and Michael Dunmire. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of WILLC, Mr. Lipson, WIHP, WIIP and WIAP disclaim beneficial ownership of the Shares held by BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire. Each of BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire disclaim beneficial ownership of the Shares held by WILLC, Mr. Lipson, WIHP, WIIP and WIAP.

WILLC has sole voting and investment power over WIHP's, WIIP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and Messrs. Franzblau, Ferguson and Dunmire in their role as managing members of BPM, have sole voting and investment control over BPIP's security holdings. PPNW is the managing member of BPP and Messrs. Ferguson and Dunmire, in their role as officers of BPP, have sole voting and investment control over BPP's security holdings. Neither WILLC, Mr. Lipson, WIHP, WIIP nor WIAP has voting or dispositive control over the Shares held by BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire. Neither BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by WILLC, Mr. Lipson, WIHP, WIIP and WIAP.


(b) The principal business address of WILLC, Mr. Lipson, WIHP, WIIP and WIAP is 2855 East Cottonwood Parkway, Suite 110, Salt Lake City, Utah 84121.

The principal business address of BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire is 820 A Street, Suite 700, Tacoma, WA 98402.


(c) The principal business of WILLC is acting as the general partner and managing member, as the case may be, of WIHP, WIIP and WIAP. The principal occupation of Mr. Lipson is acting as managing member of WILLC. The principal business of WIHP, WIIP and WIAP is the business of acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is the business of acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

The principal business of BPP is the business of acquiring, holding and disposing of investments in various companies. The principal business of PPNW is acting as the managing member of BPP.

The principal occupation of Scott Franzblau is acting as a managing member of BPM. The principal occupation of Robert Ferguson is acting as a managing member of BPM and as the President and Director of PPNW. The principal occupation of Michael Dunmire is acting as a managing member of BPM and as the Chairman of the Board of PPNW.


(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has,during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Franzblau, Ferguson and Dunmire are citizens of the United States of America.



Item 3 is hereby amended and restated as follows:

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 538,000 Shares beneficially owned by WILLC is approximately $9,932,052. The
Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP, WIIP, and WIAP. The aggregate purchase price of the 308,700 Shares beneficially owned by BPM is approximately $5,647,230. The Shares beneficially owned by BPM were acquired with the working capital of BPIP. The aggregate purchase price of the 62,800 Shares beneficially owned by PPNW is approximately $1,161,546. The Shares beneficially owned by PPNW were acquired with the working capital of BPP. The aggregate purchase price of the 1,000 additional Shares owned by Mr. Lipson is approximately
$18,610. The Shares owned by Mr. Lipson were acquired with personal funds.



ITEM 5(a) is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 11,069,242 Shares outstanding as of August 22, 2005, as reported in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on September 2, 2005.

As of the close of business on February 6, 2006, WIHP, WIIP, WIAP, BPIP, and BPP beneficially owned 146,600, 184,200, 207,200, 308,700, and 62,800 Shares, respectively, representing 1.3%, 1.7%, 1.9%,
2.8%, and 0.6%, respectively, of the Shares outstanding. As the general partner or managing member, as the case may be, of WIHP, WIIP, and WIAP, WILLC may be deemed to beneficially own the 538,000 Shares, constituting approximately 4.9% of the Shares outstanding. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 538,000 Shares beneficially owned by WILLC, in addition to the 1,000 Shares personally owned by Mr. Lipson, constituting approximately 4.9% of the Shares outstanding.

As a result of a partner withdrawing its interest in WIHP and investing that interest in WIAP, on January 27, 2006, 173,800 Shares were transferred from WIHP to WIAP.

As the managing member of BPIP, BPM may be deemed to beneficially own the 308,700 Shares beneficially owned by BPIP, constituting approximately 2.8% of the Shares outstanding. As the managing members of BPM, Messrs. Franzblau, Ferguson and Dunmire may be deemed to beneficially own the 308,700 Shares owned by BPM. As the managing member of BPP, PPNW may be deemed to beneficially own the 62,800 Shares beneficially owned by BPP. As the officers of PPNW, Messrs. Ferguson and Dunmire may be deemed to beneficially own the 62,800 Shares beneficially owned by PPNW.


ITEM 5(c) is hereby amended to add the following:

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock effected since the filing of Amendment No. 2 to Schedule 13D. All of such transactions were effected in the open market.



ITEM 6 is hereby amended to add the following:

On February 7, 2006, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.



ITEM 7 is hereby amended to add the following exhibit:

6.  Joint Filing Agreement by and among Western Investment
LLC, Arthur D. Lipson, Western Investment Hedged Partners LP,
Western Investment Institutional Partners LLC, Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson and Michael Dunmire, dated February 7, 2006.





                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 07, 2006

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       By: /s/ Arthur D. Lipson
                           ___________________
                            ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       By: /s/ Scott Franzblau
                           ___________________
                             SCOTT FRANZBLAU

                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE



                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       PARADIGM PARTNERS, N.W. INC.

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE











                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
WIHP        Sell                 5,100     12/30/2005     $18.7134
            Transfer*          173,800     01/01/2006     $18.6200
            Sell                 1,600     01/03/2006     $18.6163

WIAP        Transfer*          173,800     01/01/2006     $18.6200
            Buy                  6,900     01/12/2006     $19.1028
            Buy                    200     01/13/2006     $18.8850


BPP         Buy                 46,100     12/21/2005     $18.4200
            Buy                    200     12/22/2005     $18.1000
            Buy                  5,200     02/03/2006     $18.6854
            Buy                 11,300     02/06/2006     $18.7256


BPIP        Buy                 28,600     12/15/2005     $18.5803
            Buy                  1,000     12/16/2005     $18.5750
            Buy                  3,900     12/19/2005     $18.3647
            Buy                 20,700     12/20/2005     $18.3088


WIIP             NONE

WILLC            NONE

BPM              NONE

PPNW             NONE

Mr. Lipson       NONE

Mr. Franzblau    NONE

Mr. Dunmire      NONE

Mr. Ferguson     NONE


* Represents a transfer with respect to a limited partner's redemption of its investment in WIHP and subsequent reinvestment into WIAP.





                                  EXHIBIT INDEX


     Exhibit
     -------

1. Joint Filing and Solicitation Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners L.P., Western Investment Institutional Partners LLC and Western Investment Activism Partners LLC and Karpus Management, Inc., dated September 14, 2005 (previously filed).

2. Amendment No. 1 to the Joint Filing and Solicitation Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners L.P., Western Investment Institutional Partners LLC, Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Management, L.L.C., Scott Franzblau, Robert Ferguson and Michael Dunmire and Karpus Management, Inc., dated October 21, 2005 (previously filed).

3. Letter to the members of the Board of Directors, dated October 21, 2005 (previously filed).

4. Joint Filing Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners L.P., Western Investment Institutional Partners LLC, Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Management, L.L.C., Scott Franzblau, Robert Ferguson and Michael Dunmire, dated December 15, 2005 previously filed).

5. Termination Notice to Karpus Management, Inc. dated December 1, 2005 (previously filed).

6. Joint Filing Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners L.P., Western Investment Institutional Partners LLC, Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Management, L.L.C., Benchmark Plus Partners, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson and Michael Dunmire, dated February 7, 2006.









                   JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D dated February 7, 2006 (including further amendments thereto) with respect to the Common Stock of Real Estate Income Fund. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      February 7, 2006

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member




                       By: /s/ Arthur D. Lipson
                           ____________________
                             ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       By: /s/ Scott Franzblau
                           ___________________
                             SCOTT FRANZBLAU

                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE




                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       PARADIGM PARTNERS, N.W. INC.

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal




                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE